Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SUPERIOR ENERGY SERVICES, INC.

Superior Energy Services, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY THAT:

FIRST: The Board of Directors of the Corporation, by unanimous consent dated October 9, 2011, did duly adopt resolutions setting forth the proposed amendment to the Certificate of Incorporation of the Corporation to increase the number of authorized shares of the Corporation’s common stock, declaring said amendment to be advisable and calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of said amendment.

SECOND: On February 7, 2012, at a meeting called and held in accordance with Section 222 of the General Corporation Law of the State of Delaware, the stockholders of the Corporation by a majority of the outstanding shares of stock entitled to vote thereon voted for a proposal amending the first sentence of paragraph FOURTH of the Certificate of Incorporation so that as amended the first sentence of paragraph FOURTH shall be and read as follows:

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Fifty-Five Million (255,000,000) shares, of which Two Hundred Fifty Million (250,000,000) shares shall be designated Common Stock, par value $.001 per share, and Five Million (5,000,000) shares shall be designated Preferred Stock, par value $.01 per share.

THIRD: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Superior Energy Services, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 7th day of February, 2012.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ David D. Dunlap
Name: David D. Dunlap Title: President and Chief Executive Officer